Exhibit 99.1

(English Translation)

June 28, 2017

TO OUR SHAREHOLDERS:
Eijiro Katsu
President and Representative Director
Internet Initiative Japan Inc.
2-10-2 Fujimi, Chiyoda-ku, Tokyo,
Japan

NOTICE OF RESOLUTIONS

AT THE 25TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

We hereby notify that at the 25th ordinary general meeting of shareholders of Internet Initiative Japan Inc. held today, the following items were reported and resolved.

Sincerely yours,

Subjects reported:

1.	Business Report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the Board of Company Auditors for the 25th term (from April 1, 2016 to March 31, 2017)
2.	Non-consolidated financial statements for the 25th term (from April 1, 2016 to March 31, 2017)
The contents of the above two items were reported.

Subjects resolved:

Item 1: Appropriation of Retained Earnings
This item was resolved as originally proposed. The dividends were determined as follows:
1.	Type of dividend property
Cash
2.	Matters concerning allocation and total amount of dividend property
JPY13.50 per share of common stock
The total amount of dividend: JPY608,316,629
3.	Effective date of dividend payment
June 29, 2017

Item 2: Partial Amendments to the Articles of Incorporation
This item was resolved as originally proposed.

Item 3: Election of nine (9) Directors
This item was resolved as originally proposed.
The re-election of the following eight (8) Directors was resolved, Koichi Suzuki, Eijiro Katsu, Hideshi Hojo, Tadashi Kawashima, Junichi Shimagami, Toshinori Iwasawa, Tadashi Okamura and Hiroki Watanabe.
The election of the following new Director was resolved, Takashi Tsukamoto.

Item 4: Election of One (1) Company Auditor
This item was resolved as originally proposed.
The re-election of the following one (1) Company Auditor was resolved, Chiaki Furuya.

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